UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-38208

Dragon Victory International Limited

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai,

Hong Kong, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

2022 Performance Incentive Plan

On June 30, 2022, the Company implemented its 2022 Performance Incentive Plan (the “Plan”) to foster the success of the Company and to increase shareholder value by providing an additional means, through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons, and to enhance the alignment of the interests of such selected participants with the interests of the Company’s shareholders. The Plan and a form of Share Unit Award Agreement (the “Award Agreement”) have been approved by the Board of Directors of the Company for use in connection with the grant of share units of the Company to be issued under the Plan. Under the Plan, an aggregate of 3,300,000 ordinary shares of US$0.0001 par value each (the “Ordinary Shares”) of the Company are reserved for issuance for purposes of the Plan, subject to adjustments as contemplated by the Plan. No Ordinary Shares have been issued under the Plan as of the date of this filing. The Company has elected to follow home country practice instead of Nasdaq Listing Rule 5635(c).

Capitalized terms used but not defined herein have the meanings ascribed to them in the Plan and Award Agreement. The Plan and the Award Agreement are attached hereto as Exhibits 10.1 and 10.2 respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Plan and Award Agreement are subject to, and qualified in their entirety by, such documents.

EXHIBIT INDEX

Exhibit No.	Description
10.1	2022 Performance Incentive Plan
10.2	Form of Share Unit Award Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited

By:	/s/ Limin Liu
Limin Liu
Chief Executive Officer

Date: July 21, 2022

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